UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                  ASTRALIS LTD.
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                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
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                         (Title of Class of Securities)

                                     046352
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                                 (CUSIP Number)

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    Mike Ajnsztajn                               Virginia K. Sourlis, Esq.
    110 Dryden Road                              The Galleria
    Bernardsville, NJ 07924                      2 Bridge Avenue
    (908) 696-8884                               Red Bank, NJ 07701
                                                 (732)530-9007
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            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                December 9, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) 13d-1(g), check the following box [__]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

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* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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1.       Name Of Reporting Persons/I.R.S. Identification Nos. of Above Persons
         (Entities Only)

         Mike Ajnsztajn
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2.       Check the Appropriate Box if a Member of a Group          (a)  [   ]
         (See Instructions)                                        (b)  [   ]
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3.       SEC Use Only

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4.       SOURCE OF FUNDS (See Instructions)
         OO
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5.       Check if Disclosure of Legal Proceedings is Required Pursuant to Item
         2(d) or 2(e) [ ]
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6.       Citizenship or Place of Organization
         Brazil
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                            7.     Sole Voting Power
                                   0
                           --------------------------------------------------
         NUMBER OF          8.     Shared Voting Power
          SHARES                   8,680,000
    BENEFICIALLY OWNED     --------------------------------------------------
     BY EACH REPORTING      9.     Sole Dispositive Power
        PERSON WITH                8,680,000
                           --------------------------------------------------
                            10.    Shared Dispositive Power
                                   0
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11.      Aggregate Amount Beneficially Owned by Each Reporting Person
         8,680,000
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12.      Check if the Aggregate Amount In Row (11) Excludes Certain Shares (See
         Instructions) [ X ]
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13.      Percent of Class Represented by Amount in Row (11) 11.9%
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14.      Type of Reporting Person (See Instructions)
         IN
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

         Mike Ajnsztajn ("Mr. Ajnsztajn") hereby amends and supplements its Statement on Schedule 13D, as heretofore amended and supplemented with respect to the common stock, par value $0.0001 per share, of Astralis Ltd., a Delaware corporation (the "Issuer"). Except as amended and supplemented hereby, Mr. Ajnsztajn's Statement on Schedule 13D as heretofore amended and supplemented remains in full force and effect.


Item 3.   Source and Amount of Funds or Other Consideration.

          Item 3 is supplemented to include the following:

              The consideration to be used in making the purchases and transfers contemplated by the Term Sheet (as defined below) is the number of newly issued SkyePharma ordinary shares described in Item 6 below.


Item 4.   Purpose of the Transaction.

              The purpose of the proposed transactions is to sell 8,680,000 of Mr. Ajnsztajn's shares of common stock of the Issuer, and to transfer his rights under the Stockholders Agreement, as described in Item 6 below, to nominate one director of the Issuer.

              There can be no assurance that definitive agreements with respect to the proposed transactions will be entered into or that the proposed assignment of rights or the acquisition of shares will be consummated or as to their terms or their timing.

              Except as set forth in this statement, as of the date of the filing of this statement, Mr. Ajnsztajn does not have any other plan or proposal which relates to or would result in any of the actions specified in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

              Item 6 is supplemented to include the following:

              On December 9, 2004, Mr. Ajnsztajn, Gaston Liebhaber ("Mr. Liebhaber") and SkyePharma, SkyePharma, Ltd. ("SkyePharma") executed a Summary of Terms and Conditions (the "Term Sheet") setting forth terms for a proposed purchase by SkyePharma of shares of the Issuer held by such persons. The Term Sheet is not legally binding on any party except for certain provisions relating to exclusivity, expenses, governing law and consent to jurisdiction.

              Mr. Ajnsztajn is the former Chief Executive Officer and former member of the Board of Directors of the Issuer. Mr. Liebhaber is a former member of the Board of Directors of the Issuer.

              The Term Sheet sets out the main terms on which the parties intend to enter into good faith negotiations to conclude a definitive stock purchase agreement (the "Stock Purchase Agreement") and assignment agreement (the "Assignment Agreement"). The Term Sheet provides that if an Assignment Agreement and a Stock Purchase Agreement are not entered into by December 21, 2004 the non-binding portions of the Term Sheet shall cease to be the basis for good faith negotiations relating to the subject matter thereof, unless the parties agree otherwise.

              The Term Sheet states that under the proposed Stock Purchase Agreement, SkyePharma will purchase in a private transaction 8,680,000 shares of common stock of the Issuer owned by Mr. Ajnsztajn and 2,480,000 shares of common stock of the Issuer owned by Mr. Liebhaber in exchange for SkyePharma ordinary shares. The Term Sheet provides that the number of SkyePharma ordinary shares to be issued to each of the sellers as consideration for his Issuer common stock will be the number of shares of Issuer common stock currently owned by such seller multiplied by an exchange ratio calculated by taking the average of the daily closing price of common stock of the Issuer, as quoted on the OTC Bulletin Board and reported on the Yahoo.com internet site, for the 10 business days up to and including December 3, 2004 divided by the average of the daily closing price of SkyePharma plc ADR's, as quoted on the Nasdaq and reported on the Yahoo.com internet site, for the 10 business days up to and including December 3, 2004, multiplied by ten. Such share purchase would be subsequent to and conditional upon the valid appointment of the additional SkyePharma Directors pursuant to the Assignment Agreement, which condition may be waived at SkyePharma's sole discretion. The sellers have further agreed to a period of exclusivity.

              If a Stock Purchase Agreement is executed by the parties and a purchase is consummated pursuant thereto, SkyePharma will own 36,360,000 shares of Issuer common stock and warrants expiring November 13, 2006 to purchase 20,000 shares of Issuer common stock at $4.00 per share, or 49.7% of the common stock of the Issuer outstanding as of November 15, 2004, as reported in the Issuer's 10-QSB for the period ending September 30, 2004.

              The Term Sheet also provides that prior to the completion of the transfer of ownership of the Issuer common stock held by Mr. Ajnsztajn and Mr. Liebhaber pursuant to the Stock Purchase Agreement, and concurrently with the execution of the Stock Purchase Agreement, each of Mr. Ajnsztajn and Mr. Liebhaber will agree in a proposed Assignment Agreement to transfer his rights under the Stockholders Agreement, dated December 10, 2001, as amended on January 20, 2004, between the Issuer, Mr. Ajnsztajn, Mr. Liebhaber, SkyePharma and the other parties thereto (the "Stockholders Agreement"), including his rights under
Section 2.1 and 2.2 of the Stockholders Agreement to nominate and designate Directors, to SkyePharma. Each of Mr. Ajnsztajn and Mr. Liebhaber has the right, among other things, to appoint one director to the Board of Directors of the Issuer under the Shareholders Agreement in order to fill the vacancy which resulted from the resignation of such person from the Board. The proposed Assignment Agreement will provide that upon the appointment pursuant to such rights of two Directors nominated by SkyePharma to the Board of Directors of the Issuer, SkyePharma shall be obligated to issue the number of SkyePharma ordinary shares to Mr. Ajnsztajn and Mr. Liebhaber equal to ten percent of the share consideration to which each of Mr. Ajnsztajn and Mr. Liebhaber would be entitled upon closing of the Stock Purchase Agreement.


Item 7.                Material to be filed as Exhibits.

------------------- ------------------------------------------------------------------------------
Exhibit 1           Summary of Terms and Conditions  between  SkyePharma  plc, Mike Ajnsztajn and
                    Gaston Liebhaber, dated as of December 9, 2004.
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

                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 13, 2004


                                            By: /s/ Mike Ajnsztajn
                                                -----------------------------
                                                Mike Ajnsztajn

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Exhibit 1           Summary of Terms and Conditions  between  SkyePharma  plc, Mike Ajnsztajn and
                    Gaston Liebhaber, dated as of December 9, 2004.
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